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                                 Exhibit (c)(2)
                            FORM OF LETTER AGREEMENT

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Board of Directors
Geotek Communications, Inc.
December  1997
Page 1



                                December 31, 1996



Board of Directors
Geotek Communications, Inc.
20 Craig Road
Montvale, NJ  07645

         Re:      Regulation D Offering
                  -----------------------

Ladies and Gentlemen:

         Reference is made to the Convertible Securities Subscription Agreement (the "Agreement") of even date and delivery herewith between the undersigned person, individually and not on behalf of a class (the "Investor"), and Geotek Communications, Inc. (the "Company"). Capitalized terms contained in this letter shall have the same meaning ascribed to them in the Agreement.

         In addition to the representations and covenants of the Investor contained in the Agreement, the Company has required each Investor to execute and deliver a letter of like tenor to the Company and, therefore, the Investor further covenants and agrees as follows:

         1. In the event that the Investor engages in any Block Trade Sales (as hereinafter defined), the Investor agrees to complete those Block Trade Sales at a price(s) which would be (x) on a neutral or uptick versus the price of the last market transaction in the Common Stock of the Company and (y) greater than the previous day's closing market price of the Common Stock of the Company. For purposes herein, Block Trade Sales shall mean any single executed sale of more than 100,000 shares of the Common Stock of the Company.

         2. In the event the Investor engages in short sales transactions or other hedging activities during a day which the Investor utilizes to determine the Conversion Date Market Price (the "Pricing Period") which involve, among other things, sales of shares of the Common Stock of the Company, the Investor will place its sale orders for common stock in the course of such activities so as not to complete or effect any such sale on any trading day during the Pricing Period at a price which is lower than the lowest sale effected on such day by persons other than the Investor and its affiliates. In addition, in each computation of the Average Stock Price, the Investor agrees to calculate the Average Stock Price without including any trades for common stock that the Investor executed on the day utilized in determining the Conversion Date Market Price.

                                       -1-

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Board of Directors
Geotek Communications, Inc.
December  1997
Page 2




         3. Convertible Percentage. Unless the Company and holders of at least 66 2/3% of the Series O Preferred Stock of the Company (the "Preferred Stock") otherwise agree, each holder of Preferred Stock may convert, in the aggregate, not more than that percentage of Preferred Stock held by such holder set forth in the column below (the "Convertible Percentage") opposite the time period during which any Holder Conversion Date (as defined in the Certificate of Designation) occurs; provided, however, that in the event the Company effects a Disposition Transaction (as defined in the Certificate of Designation), the immediately Convertible Percentage shall be one hundred percent (100%):


                 Holder Conversion Date
       (Number of Days after Original Issue Date)               Percentage of all Preferred Shares
       ------------------------------------------               ----------------------------------

                        0 to 90                                                 0%
                       91 to 180                                               20%
                       181 to 365                                              50%
                       366 to 540                                              80%
                   541 and thereafter                                          100%


         4. Except as permitted in Section 13 of the Certificate of Designation for the Preferred Stock, during any Conversion Restriction Period or any Stand-Off Period (each as defined in the Certificate of Designation for the Preferred Stock), each holder of Preferred Stock shall be prohibited from converting any Preferred Stock or trading any Common Stock; provided however, that each holder, individually, may convert or trade that amount of Preferred Stock or Common Stock, as the case may be, held by such holder as may be necessary to cover short positions created prior to the commencement of the relevant Conversion Restriction Period or Stand-Off Period.

         5. The Investor shall not effect any transfer of any share of Preferred Stock unless, prior to and as a condition of such transfer, the proposed transferee executes and delivers to the Company a counterpart of this letter agreement agreeing to comply with and be bound by all of its terms.



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Board of Directors
Geotek Communications, Inc.
December  1997
Page 3



         6. For so long as the Investor owns any Preferred Stock, on the last day of each quarterly calendar period beginning March 31, 1997, the Investor shall deliver to the Company a certificate signed by one of its duly authorized officers or agents stating that it has complied with all of the terms of this letter agreement, or if it has not so complied, the details of each such violation. The Investor's failure to deliver any such certificate under this
Section 6 shall not constitute a violation of this letter agreement for purposes of Section 7 unless such failure continues for a period of ten (10) business days after its receipt of notice from the Company of such failure.

         7. In the event the Investor violates any of the terms of this letter agreement, the Company shall be entitled, in addition to any other remedies available to it, to recover from the Investor an amount equal to the greater of
(i) all profits derived by the Investor in the transactions conducted by the Investor in violation of this letter agreement and (ii) $10,000 for each such violation. Such amount shall be payable in United States dollars, free of any tax or other deduction, and shall include interest from the date of the applicable violation of this Agreement to the date on which the award is paid, at a rate determined by the arbitrators referred to below.

         8. The Company hereby agrees to seek the approval of its shareholders at their annual meeting in 1997 of a vote approving the issuance of Common Stock in conjunction with (i) the exercise of conversion rights contained in the Certificate of Designation for the Preferred Stock and (ii) the exercise of Warrants, in each case to the extent that the exercise of those rights would result in the Company issuing a number of shares of Common Stock which exceeds twenty percent (20%) of the Company's Common Stock outstanding as of the date hereof.

         9. Any claim, dispute or controversy arising out of or in connection with this Agreement shall be settled by binding arbitration conducted in New York, New York before three arbitrators, with each party appointing one arbitrator and those two arbitrators choosing the third arbitrator. If a party hereto fails to appoint an arbitrator within fifteen (15) days after receiving notice of the other party's selection of an arbitrator, the last two arbitrators shall be selected by the first arbitrator. Any arbitration hereunder shall be conducted in accordance with the rules observed by the American Arbitration Association. The parties hereto consent to the jurisdiction of the courts of the Supreme Court of New


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Board of Directors
Geotek Communications, Inc.
December  1997
Page 4



York and the United States District Court for the Southern District of New York for purposes of enforcement of any final award by the arbitrators.

                                       Very truly yours,

                                       INVESTOR:


                                       By:
                                       Its:


Agreed and accepted on December 31, 1996

GEOTEK COMMUNICATIONS, INC.


By:
Title: